Exhibit 99.1

NOTICE TO THE MARKET

AnnounceMENT OF THE EXPIRATION AND RESULTS OF ITS REGISTERED exchange offers

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) informs its shareholders and the market, in accordance with the Brazilian Securities and Exchange Commission Resolution No. 44 of August 23, 2021, as amended, that together with its wholly-owned subsidiary JBS USA Lux S.A. (“JBS USA”), announced today the expiration and results of its previously announced offers to exchange (the “Exchange Offers”) any and all of its outstanding Existing Notes (as defined below) for an equal principal amount of new notes (the “New Notes”) in a transaction registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Exchange Offers expired at 5:00 p.m., New York City time, on August 21, 2023 (the “Expiration Date”). As of the Expiration Date, the aggregate principal amount of each series of the Existing Notes set forth in the table below had been validly tendered and not validly withdrawn. JBS has accepted for exchange all such tendered Existing Notes in the Exchange Offers.

Title of Series / CUSIP/ISIN Number of Existing Notes (the “Existing Notes”)	Aggregate Principal Amount Outstanding		Existing Notes Tendered as of Expiration Date
			Principal Amount		Percentage
2.500% Senior Notes due 2027 (46590XAR7 and L56608AN9/ US46590XAR70 and USL56608AN94)	US$	991,395,000	US$	988,333,000	99.69%
5.125% Senior Notes due 2028 (46590XAG1 and L56608AK5/ US46590XAG16 and USL56608AK55)	US$	900,000,000	US$	879,324,000	97.70%
6.500% Senior Notes due 2029 (46590XAA4 and L56608AA7/ US46590XAA46 and USL56608AA73)	US$	77,973,000	US$	76,980,000	98.73%
3.000% Senior Notes due 2029 (46590XAF3 and L56608AJ8/ US46590XAF33 and USL56608AJ82)	US$	600,000,000	US$	599,657,000	99.94%
5.500% Senior Notes due 2030 (46590XAB2 and L56608AE9/ US46590XAB29 and USL56608AE95)	US$	1,250,000,000	US$	1,245,365,000	99.63%
3.750% Senior Notes due 2031 (46590XAC0 and L56608AF6/ US46590XAC02 and USL56608AF60)	US$	500,000,000	US$	492,091,000	98.42%
3.000% Sustainability-Linked Senior Notes due 2032 (46590XAD8 and L56608AG4/ US46590XAD84 and USL56608AG44)	US$	1,000,000,000	US$	983,026,000	98.30%
3.625% Sustainability-Linked Senior Notes 2032 (46590XAT3 and L56608AP4/ US46590XAT37 and USL56608AP43)	US$	968,548,000	US$	933,050,000	96.33%
5.750% Senior Notes due 2033 (46590XAH9 and L56608AL3/ US46590XAH98 and USL56608AL39)	US$	2,050,000,000	US$	2,049,172,000	99.96%
4.375% Senior Notes due 2052 (46590XAE6 and L56608AH2/ US46590XAE67 and USL56608AH27)	US$	900,000,000	US$	899,885,000	99.99%
6.500% Senior Notes due 2052 (46590XAJ5 and L56608AM1/ US46590XAJ54 and USL56608AM12)	US$	1,550,000,000	US$	1,547,655,000	99.85%

Upon the settlement of the Exchange Offers, holders of Existing Notes who validly tendered and did not validly withdraw such Existing Notes prior to the Expiration Date will receive an equivalent principal amount of New Notes of the applicable series. JBS expects that such settlement will occur on or about August 22, 2023.

The terms of the New Notes to be issued in the Exchange Offers are substantially identical to the terms of the corresponding series of Existing Notes, except that the offering of the New Notes will be registered under the Securities Act and the transfer restrictions and registration rights applicable to the Existing Notes will not apply to the New Notes. JBS will issue the New Notes under the same indentures that govern the applicable series of Existing Notes. The Exchange Offers do not represent a new financing transaction.

A registration statement on Form F-4 relating to the Exchange Offers was filed with the Securities and Exchange Commission on May 19, 2023 (as amended on July 13, 2023, the “Registration Statement”). The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in a prospectus dated July 24, 2023, which has been filed with the Securities and Exchange Commission and forms a part of the Registration Statement.

São Paulo, August 21, 2023.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

This NOTICE is for informational purposes only and is not an offer to exchange, or a solicitation of an offer to exchange, any OF THE securities DESCRIBED HEREIN.

Important Notice Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward-looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to JBS S.A. and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. Actual results could differ materially from those expressed in, or implied or projected by these forward-looking statements as a result of these risks and uncertainties, many of which are difficult to predict and beyond JBS S.A.’s control. JBS S.A.’s forward-looking statements in this press release speak only as of the date hereof, and JBS S.A. undertakes no obligation to update any such statement after the date of this press release, whether as a result of new information, future developments or otherwise, except as may be required by applicable law.